November 16, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Perk International, Inc.
Amendment No. 4 to Registration Statement on Form 10-12G
Filed November 3, 2020
File No. 000-56184

Ladies and Gentlemen:

On behalf of our Company, Perk International, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 4 to the Form 10 Registration Statement (“Amendment No. 2”) relating to registration of our common stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated November 3, 2020 regarding your review of the Amended Registration Statement No. 1 on Form 10, which was filed with the Commission on October 16, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 4. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 4.

Amendment No. 4 to Registration Statement on Form 10 filed October 16, 2020

Business Overview

General, page 1

1.	Your Amended Articles of Incorporation filed as an exhibit to this registration statement include in Article IX a reference to Barton Hollow Limited Liability Co. as custodian of your company. Please confirm, if true, that the custodianship has ended as your disclosure on page F-9 suggests. Please also revise to list this exhibit in your Exhibit Index. In this regard, we note that you have only included Exhibits 3.1 and 3.2 in your Exhibit Index, which appear to relate to earlier versions of your Amended and Restated Articles of Incorporation.

We have included the appropriate Exhibits.

Risks Related to Our Business, page 3

2.	We note your revised disclosure regarding the 2018 Farm Bill. In this regard, you disclose that the 2018 Farm Bill "[p]ermits hemp products – like CBD – to be introduced into interstate commerce," "[a]llows hemp production in all 50 states for any use, including flower production and CBD or other cannabinoid extraction," and "[a]llows interstate commerce for hemp and hemp-derived CBD." However, the 2018 Farm Bill to which you appear to be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hempderived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.

We have added appropriate risk factors related to this portion of our business and added the legal status regarding hemp-derived CBD products.

3.	We note your disclosures in response to our prior comment 7 and reissue the comment in part. Please revise your disclosure to clearly describe the business experience during the past five years of Mr. Grist, including his principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In particular, discuss his involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360. Refer to Item 401(e)(1) of Regulation S-K. Further, we note that you have not removed the disclosure, which provides that you “have not disclosed material facts regarding the prior performance of Mr. Grist in this Form 10 or the market conditions relating to such performance.” Please revise your disclosure to include relevant material facts and remove this statement.

We have amended the disclosure related to Mr. Grist’s experience and have added those references to Therapeuo Health Corporation, Eon Holdings, and XGAURD360 and have added the information regarding the past companies and the prior performance of Mr. Grist.

Very truly yours,

/s/ Nelson Grist
NELSON GRIST, CEO
Perk International, Inc.